UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 4, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Achaogen, Inc.
File No. 001-36323 and 333-193559
CF#35735

Achaogen, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-Q and Form S-1 listed below, as amended.

Based on representations by Achaogen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.1	10-Q	8/10/2015	November 15, 2022
10.1	10-Q	11/5/2015	November 15, 2022
10.2	10-Q	11/5/2015	November 15, 2022
10.1	10-Q	5/5/2016	November 15, 2022
10.1	10-Q	8/8/2016	November 15, 2022
10.1	10-Q	11/7/2016	November 15, 2022
10.2	10-Q	8/8/2017	November 15, 2022
10.7(A)	S-1	1/24/2014	November 15, 2022
10.7(C)	S-1	1/24/2014	November 15, 2022
10.7(D)	S-1	1/24/2014	November 15, 2022
10.7(E)	S-1	1/24/2014	November 15, 2022
10.7(F)	S-1	1/24/2014	November 15, 2022
10.7(G)	S-1	1/24/2014	November 15, 2022
10.7(H)	S-1	1/24/2014	November 15, 2022
10.7(I)	S-1	1/24/2014	November 15, 2022
10.7(J)	S-1	1/24/2014	November 15, 2022
10.7(K)	S-1	1/24/2014	November 15, 2022
10.7(L)	S-1	1/24/2014	November 15, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary